UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

28 April 2014

Pearson plc ("Pearson" or the "Company")

Appointment of Elizabeth Corley as a Non-Executive Director

On 17 April 2014, Pearson announced that Elizabeth Corley would join the board as a non-executive director of the Company with effect from 1 May 2014.

In accordance with LR 9.6.13, we provide the following confirmation regarding Ms Corley:

(1) Details of all directorships held by Ms Corley in any other publicly quoted company at any time in the previous five years, indicating whether or not she is still a director:
       None

(2) Any unspent convictions in relation to indictable offences:
       None

(3)   Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where Ms Corley was an executive director at the time of, or within the 12 months preceding, such events:

       None

(4)   Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where Ms Corley was a partner at the time of, or within the 12 months preceding, such events:

        None

(5) Details of receiverships of any asset of Ms Corley or of a partnership of which Ms Corley was a partner at the time of, or within the 12 months preceding, such event:
        None

(6)   Details of any public criticisms of Ms Corley by statutory or regulatory authorities (including designated professional bodies) and whether she has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company:

                       None

PEARSON plc

Date: 28 April 2014

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary